U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

[X] Form 10-K  [  ] Form 20-F  [  ] Form 11-K   [  ] Form 10-Q, [  ] Form 10-D,  [  ]  Form N-SAR  [  ]  Form N-CSR

For Period Ended:  December 31, 2009

[ ]

Transition Report on Form 10-K

[ ]

Transition Report on Form 20-F

[ ]

Transition Report on Form 11-K

[ ]

Transition Report on Form 10-Q

[ ]

Transition Report on Form N-SAR

For the Transition Period Ended:  N/A

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant:       OXFORD TECHNOLOGIES, INC.

Former Name if Applicable:                    N/A

Address of Principal Executive Offices (Street and Number):

80 Wall Street, Suite 818

City, State and Zip Code:   New York, NY 10005

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check appropriate box)

/X/  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/  (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

/ /  (c)   The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if  applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We are unable to file our Annual Report on Form 10-K for the year ended December 31, 2009, within the prescribed time period because before we file the 10-K for the year ended December 31, 2009, in order to respond to the Comment Letter of the U.S. Securities and Exchange Commission, we need to file amendments to our 10-Qs for the quarters ended March 31, June 30 and September 30, 2009. We anticipate that we will be able to file the Form 10-K within the extension period.

PART IV

OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

Vivian Lam Lee Yu	(212)	809-1200
Name	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).  Yes [X]  No [  ]

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [ ] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

OXFORD TECHNOLOGIES, INC.

 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By: /s/ Vivian Lam Lee Yu
Vivian Lam Lee Yu, President

March 30, 2010